June 5, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

	Re:	Casterbridge Management, Inc.
		Form RW - Application for Withdrawal
            Registration Statement on Form S-4
         	Filed December 7, 2001,
        	File Number 333-74740

Dear SEC:

	Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Casterbridge Management, Inc., a Nevada corporation (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-4, File No. 333-74740, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on December 7, 2001.

	The Company has determined that it is not in its best interests to proceed with the Registration Statement at this time, as the Company does not currently have sufficient funding to proceed with the Registration Statement. The Registrant is therefore withdrawing its Registration Statement.

	The Registration Statement has never been declared effective, and no shares have been issued or sold pursuant to the Statement. Should you have any questions regarding this matter, please do not hesitate to contact Dieterich & Associates, legal counsel to the Registrant, at (310) 312-6888, or the undersigned at (520) 731-9890.

				Sincerely,
				CASTERBRIDGE MANAGEMENT, INC.

				/s/ Daniel L. Hodges
			      Daniel L. Hodges
				President